Exhibit 99.1

PRESS RELEASE

AC Immune to Receive Research Grant from Goradia Family for Development of ACI-7104 in Parkinson’s Disease

•	Grant supports extension of Part 1 of Phase 2 VacSYn trial of ACI-7104

•	Planned extension of Part 1 will assess long-term safety and efficacy of ACI-7104 for an additional 2 years

•	Final data from Part 1 of VacSYn trial expected in H2 2026

Lausanne, Switzerland, June 11, 2026 -- AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision therapeutics for neurodegenerative diseases, today announced it will receive a research grant of $4 million from The Vijay and Marie Goradia Charitable Foundation. The grant will support extending Part 1 of the ongoing Phase 2 VacSYn trial of ACI-7104, AC Immune’s anti-alpha-synuclein (a-syn) active immunotherapy, in early Parkinson’s disease (PD).

Houston businessman, philanthropist, and cancer survivor Vijay Goradia and his wife, Marie, established the Vijay and Marie Goradia Charitable Foundation to support health, education, and human services. The Foundation has previously awarded substantial grants to the University of Texas MD Anderson Cancer Center to speed translational research and clinical trials.

The long-term dataset enabled by this grant will be particularly valuable for individuals with prodromal and early PD, who will likely require prolonged treatment and are expected to benefit from a well-established long-term safety profile.

Vijay Goradia commented: “It is our hope that this grant will contribute to expanding our knowledge of PD and to bringing ACI-7104 to patients in the earliest stages of disease, before its symptoms have irreversibly changed the lives of patients and their families. If realized, its potential to slow the rate of progression would revolutionize the treatment of PD, preserving function and independence for individuals and bringing hope to millions. We are particularly excited and hopeful about the future potential for ACI-7104 to prevent PD, sparing other families from this disease altogether.”

Dr. Andrea Pfeifer, CEO of AC Immune SA, commented: “We are honored to receive this grant from The Vijay and Marie Goradia Charitable Foundation. ACI-7104 is showing considerable promise in clinical testing. I would like to thank Vijay and Marie Goradia both for their generous contribution and for their recognition of the potential of ACI-7104 as AC Immune continues to advance towards precision prevention of neurodegenerative diseases, including PD.”

Martin Zügel, MD, interim CEO designate of AC Immune and Chair of the Board of Directors, commented: “We thank The Vijay and Marie Goradia Charitable Foundation for this grant in support of our efforts to develop ACI-7104 in early-stage PD. The grant will significantly impact the extension of Part 1 of the VacSYn trial and enable us to generate vital long-term data on the use of the product in patients.”

PRESS RELEASE

Positive interim results from the Phase 2 VacSYn trial of ACI-7104 in early PD were reported in December 2025. These data suggested that targeting a-syn pathology with an active immunotherapy could potentially have a disease-modifying effect and thus slow the rate of progression of PD. The interim results also indicated a favorable safety profile, robust and boostable antibody responses, evidence of target engagement, and encouraging clinical signals. Final results from Part 1 of the trial (to week-104) are expected in H2 2026.

About ACI-7104.056

ACI-7104.056 is an optimized formulation of its clinically validated anti-a-syn predecessor active immunotherapy which generated a target-specific antibody response against pathological oligomeric a-syn to inhibit spreading and downstream neurodegeneration in early Parkinson’s disease. The accumulation of alpha-synuclein protein aggregates has been shown to cause inflammatory stress in cells and contribute to the degeneration of neurons in the brain. It has been known to play a key role in the development of neurodegenerative diseases such as Parkinson’s Disease.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company and a global leader in precision prevention for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its pipeline of first- and best-in-class assets, which currently features a range of therapeutic and diagnostic programs, including candidates in Phase 2 and Phase 3 development. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies, resulting in substantial non-dilutive funding to advance its proprietary programs and >$4.5 billion in potential milestone payments plus royalties.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CA, CN, CH, EU, GB, JP, KR, NO, RU and SG.

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For further information, please contact:

SVP, Investor Relations & Corporate Communications

Gary Waanders, Ph.D., MBA

AC Immune

Phone: +41 21 345 91 91

Email: gary.waanders@acimmune.com

International Media

Chris Maggos

Cohesion Bureau

Phone: +41 79 367 6254

Email: chris.maggos@cohesionbureau.com

PRESS RELEASE

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